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May 4, 2009

VIA EDGAR

Russell Mancuso, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	SinoHub, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 14, 2009
File No. 333454731

Dear Mr. Mancuso:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (the “Company”) dated April 29, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Risks Related to Our Business, page 4

Staff Comment 1:           We note your response to prior comment 12. if the lack of contracts with your customers as mentioned on page 33 presents a material risk for your business, please add an appropriate, separately captioned risk factor to your prospectus.

1.           We have added risk factors captioned “SinoHub generally does not have long term contracts with its significant customers” and “Unexpected order cancellations by our customers could materially adversely affect our business, results of operations, financial condition or liquidity. ” on page 5 to Amendment No. 5 to the Registration Statement (“Amendment No. 5”).

Russell Mancuso, Esq. May 4, 2009 Page 2

SinoHub SCM Services, page 31

Staff Comment 2:           With a view toward clarified disclosure, please tell us the significance of being “non—bonded”. Also tell us:

•	the number of “bonded” businesses that have achieved your import status and the number of those companies “focused” on the electronic industry; and

•
whether the companies that are not “focused” on the electronics industry also serve that industry and, if so, the relative size of the business focused on the electronics industry compared to the size of your business.

2.           We have added disclosure to the discussion of SinoHub SCM Services on page 32 of Amendment No. 5 describing the significance of being “non-bonded”, the number of “bonded” businesses in Shenzhen who have AA Customs High Credit Enterprise status and information with respect to the relative size of the electronics business of certain of the businesses with such status as compared to SinoHub.  Below is further detail with respect to the questions raised by the Commission in Comment 2.  Please note that in Amendment No. 4 we used the term “non-bonded” business which is a short-hand term used in the industry.  In actuality, the importers are not bonded or non-bonded but the goods they import are imported on a bonded or non-bonded basis as further detailed below, and we have modified the discussion on page 31 accordingly.

In brief, the benefits of importing goods on a non-bonded basis are that non-bonded goods imported into China may generally be transferred to any non-bonded factory in China.  Goods imported on a bonded basis may only be delivered to a specific bonded factory or, with great difficulty, transferred to another bonded factory.  The bonding process involves the manufacturer of a finished product setting up a “bonded book” for each specific factory under its control listing the components to be imported to that factory. The imported components and exported products containing the components are checked against the bonded book at the points of import and export respectively to ensure that imports do not exceed the numbers set out in the bonded book and that the numbers of imported components contained in the exported finished products match what was imported.

The drawback of importing on a non-bonded basis is that the importer must pay VAT of 17% of the value of the components imported, which VAT can be refunded to the owner of the finished goods incorporating the components roughly three months after such finished goods are presented at the border for export.  The VAT is not charged on components brought into China on a bonded basis.  Although non-bonded importing is generally done for goods that are going into products that will be sold in China, sometimes manufacturers import components that will go into products for export on a non-bonded basis because of the flexibility this gives them to use the components at any non-bonded factory.

Russell Mancuso, Esq. May 4, 2009 Page 3

Roughly 84 of the 92 companies in Shenzhen who have AA Customs High Credit Enterprise status are major manufacturers. While many of these companies may be larger than SinoHub and some of these companies may import electronics components, as they focus on bonded goods and do not provide import and export services to third parties, the Company does not view these companies as competitors.  Almost all of these companies import on a bonded basis although their import licenses allow them to import on both a bonded and a non-bonded basis. For import/export agents, SinoHub is one of only eight non-bonded import and export businesses in Shenzhen awarded AA Customs High Credit Enterprise status and the only one of these which is focused on the electronics industry. Of those eight, SinoHub’s views two as direct competitors, Strongjet and Hopesea.  SinoHub believes that both companies may be larger and have greater resources than SinoHub, but that the size of their electronics business is smaller than SinoHub’s although as these companies are private, we do not have any confirming data.

Summary Compensation Table, page 38

Staff Comment 3:           Please expand your response to prior comment 14 to tell us why the Summary Compensation table does not include disclosure required by Regulation S-K item 402(n)(2)(vi).

3.           There were no amounts recognized for financial statements reporting purposes under FAS 123R in 2007 or 2008 with respect to the options issued to De Hai Li and listed on the table captioned “Outstanding Equity Awards at Fiscal Year End” or with respect to any of the listed executive officers otherwise.  Accordingly, there is no disclosure warranted pursuant to Regulation S-K item 402(n)(2)(vi).

Employment Contracts, page 39

Staff Comment 4:           Please tell us why your disclosure in response to the last bullet point of prior comment 15 does not address the payments mentioned in the contracts related to medical incapacity.

4.           We have added language to the employment contracts section on page 40 to describe the potential payments related to medical incapacity.

Certain Relationships and Related Transactions, page 41

Staff Comment 5:           We reissue prior comment 20 in part. Please clarify how the amounts paid to the related-party for “facilitating foreign exchange transactions” was determined. When revising your disclosure, please clarify how the “prepayments” and “advances” made by each party facilitated foreign exchange transactions and collecting “customer remittances.” Also clarify how you determined the prices of goods that you sold to GenNext; for example, was the price the same as the price to unrelated parties?

5.           We have revised the disclosure in Section 4 of the Certain Relationships and Related Transactions on page 43 of Amendment No. 5 to provide the information requested.

Russell Mancuso, Esq. May 4, 2009 Page 4

Staff Comment 6:           Regarding the sixth paragraph of the section numbered 4:

•	Please disclose when you incurred the debt of $1,637,000 owed to GenNext,

•	Please disclose the nature of the transaction in which the debt of $1,637,000 was incurred.

•	Please clarify the relationship, if any between the advances of$ 1,300,000 made by GenNext in 2006 with the $1,637,000 owed to GenNext at December 31, 2006.

6.           We have revised the disclosure in Section 4 of the Certain Relationships and Related Transactions on page 43 of Amendment No. 5 to provide the information requested, which clarifies that the $1,300,000 constituted the bulk of $1,637,000 owed by the Company to GenNext as of December 31, 2006.

Staff Comment 7:           Please revise the disclosure to clarify how balances owed to GenNext at December 31, 2006 and December 31, 2007 changed from $ 1,637,000 to $1,493,000 based on the disclosed advances from GenNext and payments to GenNext in 2007.

7.           We have revised the disclosure accordingly in Section 4 on page 43 of Amendment No. 5 accordingly.  Please note that we have revised the disclosure with respect to the payments by the Company to GenNext in 2007 in connection with prepayments made by GenNext to assist the Company in facilitating certain foreign exchange transactions and collecting certain customer remittances to reflect the $1,000,000 figure used in prior amendments and to reflect that the further determination by the Company after review of the transactions with GenNext that a portion of that $1,000,000 was actually used to pay the $337,000 balance of the Company’s 2006 debt to GenNext.  The change to the $1,616,000 figure in Amendment No. 4 was inadvertent.

Staff Comment 8:           Please clarify how the balance owed to GenNext at December 31, 2007 changed from $1,493,000 to $ 0 at December 31, 2008 based on the disclosed payment of $1,600,000 to GenNext in 2008.

8.           The balances and payments referenced in this comment were balances owed by GenNext to the Company and payments made by GenNext to the Company.  The $1,600,000 payment in 2008 included the $154,000 in rental income owed by GenNext to the Company for rent in 2008, as disclosed in the fourth paragraph of Section 4 on page 43 of Amendment No. 5.  We have revised the disclosure with respect to the payment made by GenNext to remove the reference to the $1,600,000 figure and to indicate simply that the outstanding balance of $1,493,000 was paid in full in 2008 as no interest accrued on the balance.

Staff Comment 9:           Please tell us why this section does not include disclosure regarding exhibits 10.6.3 and 10.37.

9.           We have added a section 8 to the Certain Relationships and Related Transactions section on page 44 of Amendment No. 5 to provide disclosure with respect to Exhibits 10.6.3 and 10.37.

Russell Mancuso, Esq. May 4, 2009 Page 5

Recent Sales of Unregistered Securities, page II-2

Staff Comment 10:           From your response to prior comment 31, it appears that you believe that a company could engage in any securities offering with its stockholders without registration under the Securities Act. Please provide us your detailed analysis supporting your conclusion or tell us more specifically why your offering of the shares to odd lot holders was exempt from registration

10.           It was not our intention to imply that a company could engage in any securities offering with its stockholders without registration under the Securities Act.  Upon further consideration and clarification from the Company with respect to the circumstances surrounding the offering, it appears that the offering of the odd lot shares to the Company’s stockholders may have been made without compliance with an available exemption from registration under the Securities Act.  We have revised the disclosure in the Recent Sales of Unregistered Securities Section on page II-4 of Amendment No. 5 and accordingly and added a risk factor on page 12 with respect to the possibility of rescission.

Staff Comment 11:           It appears that, in response to prior comment 32, you merely deleted disclosure. Please revise to state clearly for each transaction required to be disclosed in this item the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available.

11.           We have revised the disclosure with respect to the 2008 option exercises on page II-4 to set forth the basis of the exemptions for such transactions. We have revised the disclosure with respect to the 2008 stock grants on page II-5 to indicate that while such grants were made to a limited number of persons, 14 in all, such grants may not have been made in accordance with an available exemption from registration under the Securities Act and referenced such shares, along with the shares issued in connection with the option exercise, in the added risk factor with respect to rescission.

Staff Comment 12:           We note the number of outstanding common shares increased from 24,501,989 shares at December 31, 2008 per page F-4 to 24,580,798 shares at March 31, 2009 per page 3. Tell us where you have provided the disclosure required by Item 701 of Regulation S-K for the issuance of shares since December 31, 2008.

12.           The difference in the outstanding shares is the result of two sets of option exercises in January 2009. We have added disclosure on page II-5 of Amendment No. 5 to provide the disclosure required by Item 701 of Regulation S-K with respect to such exercises.

Exhibits and Financial Statement Schedules, page II-5

Staff Comment 13:           Please file as an exhibit the lock-up agreement mentioned in the last sentence of your response to prior comment 34.

13.           The lock-up agreement has been filed as Exhibit 10.38 to Amendment No. 5.

Russell Mancuso, Esq. May 4, 2009 Page 6

Staff Comment 14:           We note your response to prior comment 35 regarding exhibit 10.25. Please file complete agreements. See Instruction 2 to Item 601 of Regulation S-K.

14.           We have filed a complete copy of Exhibit 10.25 with Amendment No. 5.

Staff Comment 15:           Given your changes in response to prior comment 36, it appears from your exhibit index that you have filed two versions of bylaws. Please revise so your exhibit index clearly identifies which exhibit is a complete copy of your current bylaws.

15.           We have revised the exhibit index in Amendment No. 5 to delete the prior Exhibit 3.3 and to renumber the prior Exhibit 3.3.1 as Exhibit 3.3.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

Staff Comment 16:           We note your response to prior comment 39. Please tell us when you intend to file the amended December 31, 2008 Form 10-K.

16.           We filed the amended December 31, 2008 Form 10-K on April 30, 2009.

Russell Mancuso, Esq. May 4, 2009 Page 7

The Company appreciates the staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4853 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Gregory L. White
Gregory L. White

GLW:mto
cc:	Tom Jones, Esq.
Henry T. Cochran
Mark A. Katzoff, Esq.
William J. Hanlon, Esq.